FalconTarget, Inc.
260 Water St #3C
Brooklyn, NY 11201

John Reynolds
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20016


                                            April 24, 2009


Re: Your letter dated April 10, 2009


Dear Mr. Reynolds

Thank you for your comment regarding our filings.
We have made the following changes to the form 10-Q for the quarter ended September 30, 2008:

1. Item 4. Controls and Procedures
The discussion of controls and procedures has been expanded as requested.

2. Section 302 Certification
The principal financial officer (Chief Financial Officer) has now been identified as such in the signature. In addition, the language of the certification has been updated to conform verbatim to the requirements.

3. The signature section of the form 10-Q has been updated as requested.

The Registrant acknowledges that:
- it is responsible for the adequacy and accuracy of the disclosure in its filing;
- staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments in a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Yours sincerely,

/s/ SERGE ATLAN
Serge Atlan
Chairman

/s/ THOMAS KIRCHNER
Thomas Kirchner
Chief Executive Officer

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